U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Magellan Midstream Partners, L.P.

2. Name of person relying on exemption: Energy Income Partners, LLC.

3. Address of person relying on exemption: 10 Wright Street, Westport, Connecticut 06880.

4. Written materials are submitted pursuant to Rule 14a-6(g)(1):

EIP Urges Shareholders to Vote No or Not Vote on Magellan/ONEOK Merger: Cites Tax Burden, Value Loss in Advocating for Magellan’s Autonomy

WESTPORT, Conn., July 17, 2023 /PRNewswire/ -- Energy Income Partners, LLC (EIP) the fourth largest shareholder in Magellan Midstream Partners, L.P. issued a second letter to Magellan’s Board that continues its campaign against the proposed combination of ONEOK, Inc. and Magellan Midstream Partners, L.P.

In the letter, EIP states that Magellan unitholders end up about 10% worse off as a result of this merger with ONEOK because the up-front tax payment and loss of after-tax dividend income exceed the merger premium by $7/unit - a $1.5 billion loss of value. In addition, EIP CEO and Co-Founder, James Murchie said “A merger is only desirable if the proforma merged company has better prospects than remaining stand-alone and the deal premium substantially exceeds the tax drag of the transaction reflecting some portion of that future value for existing shareholders. The analysis contained in the letter below shows this merger lacks both elements.”

July 17, 2023

Magellan GP, LLC

One Williams Center, MD-28-1

Tulsa, OK 74172

Attn: Douglas J. May

Senior Vice President and General Counsel

Magellan Midstream Partners, L.P.

RE: Proposed Combination of Magellan Midstream Partners, L.P. and ONEOK, Inc.

Dear Ladies and Gentlemen:

Energy Income Partners (“EIP”) managed funds and accounts are long-term owners of Magellan Midstream Partners, LP (“Magellan”, or “MMP”) units, aggregating approximately 3% of its outstanding units making EIP the fourth largest unitholder.

We have reviewed the information disclosed by ONEOK, Inc. (“ONEOK”, or “OKE”) in the preliminary SEC Form S-4, as well as Magellan management’s (“Management”) separately released “Magellan-ONEOK Merger FAQ for Magellan Unitholders, June 2023” (“June FAQs”) and “ONEOK Merger Considerations, June 2023” (“June Presentation”) that discuss in more detail the tax consequences for Magellan unitholders. The information in these documents reinforces why we believe that the proposed merger is not in the interests of Magellan unitholders as a whole and further supports EIP’s decision to vote against the proposed combination of Magellan and ONEOK. While not an exhaustive list, our reservations to this merger and the above materials issued to the public to support it are centered on the following:

•	The taxable structure of the merger results in a $13.40 average per unit up-front tax payment for Magellan unitholders. This exceeds the merger premium by about $1 per unit ($0.2 billion).
•	The merger will also result in a $1.3 billion ($6+ per unit) loss of after-tax cash flows to Magellan unitholders vs. remaining stand-alone over the five-year forecast period as laid out in the S-4 and the June Presentation.
•	This up-front tax payment ($13.40 per unit) and loss of after-tax income ($6+ per unit) exceed the deal premium ($12 per unit) by $7+ per unit ($1.5 billion in the aggregate).
•	Management’s position – that the up-front tax payment triggered by the proposed merger should largely be ignored in evaluating ONEOK’s offer because part of that accrued liability already exists – is critically flawed because it fails to ascribe any value to Magellan unitholders’ existing control of when that tax liability is paid. A tax deferral has value.
•	Management’s shifting narrative on Magellan’s business risk and future tax liabilities structured as an MLP is incongruent with pre-merger disclosures.
•	Lack of financial projections that support Management’s view that this merger is better than alternative corporate structures as a stand-alone company. These projections, in our view, are a material part of the analysis for unitholders and should be disclosed in the S-4.

Summary Conclusions

This transaction presents MMP unitholders with a simple choice: 1) Continue to own MMP units as a stand-alone entity with the highest returns on invested capital in the pipeline sector1, collecting a stable and growing stream of distributions while deferring the payment of an accrued tax liability, or 2) Agree to sell MMP units for OKE shares at a premium that is more than offset by an up-front cash tax payment and loss of future dividend income. EIP estimates the present value loss to Magellan unitholders from this merger to be ~$6 per unit ($7 per unit undiscounted). This conclusion flows directly from an analysis of the proforma financials provided by ONEOK and Magellan, which include their estimates of the deal synergies.

A merger is only desirable if the proforma merged company has better prospects than remaining stand-alone and the deal premium substantially exceeds the tax drag of the transaction reflecting some portion of that future value for existing shareholders. Our analysis below shows this merger lacks both elements.

An important context of our analysis is that MLP taxation is materially different from C-Corporation taxation and needs to be included in any assessment of this proposed merger. The economic consequences of triggering this deferred tax liability are a critical consideration for all publicly traded partnerships with predominantly retail ownership and differs dramatically from a typical C-Corporation merger where the shareholders are predominantly tax-free institutions and the tax consequences for retail investors derive solely from capital gains rather than ordinary income. In Magellan’s case, as one of the oldest publicly traded partnerships, the amount of deferred tax that is triggered by this merger is substantial and renders the proposed merger unattractive for Magellan unitholders in aggregate.

Upfront Taxes Exceed Merger Premium

In our last letter to the Board, we estimated that the aggregate taxes owed on this transaction offset the merger premium. In their June Presentation, Management confirmed it was slightly worse than that - estimating MMP unitholders in aggregate will pay $2.7 billion in taxes, or $13.40 per unit if this merger is approved. In return for this enormous tax bill, MMP unitholders will receive a premium of $12.09 per unit versus the MMP pre-merger announcement price on May 12, 2023, of $55.41, a deficit of about $1 per unit after tax. Moreover, this day-one deficit is not made up by any purported benefits of the merger presented in the proforma five-year financials in the S-4 and the guidance provided in the June Presentation as discussed below.

Merger Results in a $1.3 Billion Loss of After-Tax Cash Flows to Magellan Unitholders

Using financial projections in the S-4 and income tax guidance in the June Presentation, Magellan unitholders would receive $18 per unit ($3.7 billion in aggregate) of after-tax income from distributions over the next five years on a stand-alone basis. In the post-merger case, assuming Magellan unitholders re-invest the remaining cash proceeds after paying the $13.40 per unit tax into additional OKE shares, Magellan unitholders would collect only $12 per unit ($2.4 billion in aggregate) of after-tax cash flow from ONEOK dividends, a $6 deficit. We note that discounting these cash flows at a 10% equity cost of capital lowers the present value (PV) of this deficit to ~$5 per unit.

Combining the deal premium, cash taxes paid, and estimated loss of after-tax dividend income, the proposed merger represents a $7+ per unit shortfall ($6/unit PV) vs. the status quo Magellan.

Table 1. Net Impact of the OKE/MMP Merger Versus Stand-Alone Status Quo Magellan (per unit)

Trade Group	% of MMP	Deal Premium	+	Tax Obligation	+	Loss of After- Tax Dividend Income	=	Total Value
< 5 Years	66%	$12.09		$(9.81)		$(7.99)		$(5.70)
Between 5-10 years	10%	$12.09		$(11.50)		$(4.24)		$(3.65)
> 10 Years	24%	$12.09		$(23.99)		$(2.68)		$(14.57)
Wtd. Avg, All Periods		$12.09		$(13.40)		$(6.33)		$(7.61)

Management Ignores the Value of Tax Deferral

Following our last letter to the Board highlighting the negative tax consequences of the merger, Management released the June Presentation with their own tax analysis. In it, they argue that MMP unitholders have an existing tax liability of $9.69/unit that will increase to $13.40/unit because of the merger premium being offered in this transaction. In their view the only tax liability to be considered is the incremental tax liability of $3.71 ($13.40 minus $9.69) resulting from the higher MMP unit price received due to the proposed merger.

We do not share this view as the transaction triggers a very real $13.40 cash tax liability that must be paid immediately. Nevertheless, to accept Management’s logic still requires that value is ascribed to the time value of deferring the existing tax liability because the alternative to the merger for MMP unitholders is to remain invested longer and retain control over when their existing tax liability is paid. Using a typical 10% cost of equity capital and the historic turnover discussed in the June Presentation, we estimate the present value of the existing tax liability to be $3/unit2. This means the incremental tax cost of the merger is ~$10/unit ($13.40 minus the $3 value of tax deferral) rather than the $3.71/unit that Management asserts.

Therefore, after correcting Management’s position regarding the existing tax liability for the time value of money, our analysis indicates that MMP unitholders would still be ~$3/unit worse off under this transaction because the $12 premium is exceeded by the incremental tax cost of the merger ($10/unit) and reduced OKE dividends ($5/unit3).

EIP Long Range Merger Analysis

The above analysis incorporates only the next five years of financial projections because that is all investors are provided in the S-4 and the June Presentation – despite Management’s implication in the June Presentation that tax considerations beyond the five-year forecast are germane to assessing the proposed merger: “Our analysis assumed an extended holding period” and “The long-dated nature of the analysis minimized the impact of the trade-off between sale/inheritance.”

That prompted us to extend the forecast over 25 years, essentially a dividend discount model. Again, the conclusion is similar. The deal premium Magellan unitholders will receive in aggregate is eliminated by the incremental cash cost of triggering the deferred tax liability coupled with the loss of real after-tax value in lower dividends in perpetuity.4

Contradictory Narratives Versus Financial Analysis Support

Since the five-year financial disclosures show the proposed merger to be a net negative for Magellan unitholders, Management offers several supporting narratives, some of which contradict their own position prior to the proposed merger.

One of these narratives is the proposed synergies which we have incorporated into our analysis but by Management’s own estimates in the S-4 are not material. We compared the financial projections in the S-4 for the proforma ONEOK with those provided for each company as a stand-alone entity and found the combined improvement in Adjusted EBITDA to average $185 million per year through 2027. Our estimate of the DCF5, yields a slightly lower amount of $165 million per year improvement, which is only 4% above the stand-alone entities combined DCF. While Management has indicated more synergies are likely it is not clear why they are not included in the proforma financials. Moreover, there is no discussion of what capital investment would be required or whether commercial synergies could be obtained through arms-length commercial terms and/or joint ventures that would not require a merging of the two companies.

Another contradictory narrative regards conversion to a C-Corporation. Management provided estimates of the growing taxability of Magellan’s pass-through income in the June Presentation through 2029 and implied that post-2029 would be worse. They then argue that ONEOK’s C-corporation structure will mitigate these future tax liabilities. Not only is this favorable view of the C-Corporation structure in direct contradiction to their view put forth in early 20216, but the benefit of the C-Corporation tax structure does not overcome the other negatives of this proposed merger as demonstrated in the financials offered in the S-4 and the June Presentation which we have incorporated in our financial calculations above.

More importantly, no analysis was presented of the tax benefits in the stand-alone case of Magellan pursuing a tax-free conversion to a stand-alone C-Corporation via a Section 351 transfer. While there is a discussion of alternative corporate/tax structures for a stand-alone Magellan in the S-4, we view the disclosure as inadequate. The S-4 fails to describe which alternatives were considered and says only that the alternatives considered were dismissed because they “would introduce significant complexity with uncertain benefits”7. But unitholders need to see the actual financial projections that would support Management’s view that this merger is better than those alternatives. In our view, the S-4 is incomplete without such an analysis. Moreover, the management of any publicly traded company trying to minimize its taxes and maximize shareholder value is by its very nature ‘complex with uncertain benefits’.

Yet another shift in narrative by Management is their emphasis on the risks of the energy transition on the long-term outlook for its petroleum pipeline business. The June Presentation and the June FAQs lists “Risks of Proceeding Standalone: Risks of energy transition impacting petroleum product demand over time more than we expect.” However, this is an entirely different tone than presented on March 22 of last year during Magellan’s meeting with Wall Street analysts where they presented a 100-page slide deck8 on the business outlook. Included in that presentation was a detailed analysis of the threat posed by electric vehicles on demand for petroleum products. Slide 20 reads “We believe that Magellan’s ability to mitigate the financial impacts of longer-term volume declines through tariff increases and operational optimization is not fully appreciated by the market.” Slide 27 reads: “Magellan’s base business is expected to remain healthy, with industry and government forecasts projecting petroleum products to remain essential to our everyday lives for decades to come.”

Nothing in the business environment has changed in the last year to cause this shift in Management’s messaging. In fact, on June 21, 2023, Magellan’s CEO Aaron Milford stated that he expected refined product volumes on Magellan’s system to grow 1% this year, an increase over 2022 which was a record.9 Moreover global petroleum demand in 2023 is estimated to hit an all-time high.10

As a cure for the threat of the energy transition on Magellan’s business, Management recommends merging with ONEOK saying in the June FAQs that “We believe the combined company will have stronger growth prospects...” But the S-4 lays out financial projections between 2023 through 2027 for ONEOK proforma including EBITDA and capital spending forecasts that call this statement into question. These forecasts and the company’s guidance for maintenance capital show $5.7 billion in growth capital expenditures, 85% of which occur before 2026. The improvement in EBITDA over the five-year forecast period is only $480 million (ex-synergies and non-recurring items in 2023) and an estimated DCF improvement of less than $270 million assuming 50% of the growth capital is financed with debt and the remainder with free cash flow, modest maintenance capital and a 5% cash tax rate. This represents an annualized return to shareholders on new capital invested of less than 5%.

Management’s discussion is silent on why a company with the highest returns on invested capital in the industry believes the future risks to its business are best mitigated by merging with a company whose own financial projections indicate either unacceptably low returns on future capital invested or a deterioration in their base business.

All of these narratives conflict with the weak financial case presented in the S-4 for a merger with a company whose capital growth investment opportunities are poor and with whom synergies are de minimis. Moreover, if converting from a partnership to a C-Corporation will reduce total future tax liabilities at the entity and unitholder level, that option is available for Magellan as a stand-alone entity.

Before the merger agreement, Management argued vehemently against a tax-efficient conversion to a C-Corporation structure, but now they advocate for the C-Corp structure ONEOK operates under that comes with a $2.7 billion tax payment to the IRS from MMP unitholders. Before the merger agreement, they were adamant about the health of their business prospects in the face of the energy transition, yet now they warn of the risks such a transition entails. If the financial benefits of this proposed merger were compelling, Management would not be trying to raise concerns in the minds of its unitholders that the alternative of remaining a stand-alone entity is fraught with business risks compounded by rising future tax liabilities. In our view, this shift in narrative serves only to reduce the market value of Magellan.

Standalone Magellan Preferred

In summary, EIP believes the value of Magellan’s assets are best realized by a stand-alone entity exercising the same capital spending discipline that has made it successful in the past under prior senior management. That any slow decline in product pipeline volumes due to the adoption of electric vehicles would be more than offset by inflationary tariff increases and unit repurchases. That the diminishing capital spending profile and attendant decline in the benefits of being taxed as a partnership requires a fulsome discussion of the financial projections of alternative corporate structures.

We believe these conclusions are overwhelmingly supported by the facts presented so far in the S-4 and the June Presentation. If the Board disagrees, we strongly urge it to amend the S-4 with supporting data.

Sincerely,

James Murchie

CEO and Co-Founder

Disclosures:

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Energy Income Partners, LLC is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote against the proposed merger or not vote which will have the same effect as voting no.

The views expressed are those of Energy Income Partners, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

Energy Income Partners, LLC conducted its own analysis based upon information available to it at the time of the analysis which may change at any time without notice and does not make any warranty as to the accuracy or completeness of any analysis, data point, assumption or opinion presented herein.

Distribution of this letter, regardless of the means or format of its delivery, does not constitute the provision of tax advice by EIP, nor should any general analysis piece be relied upon for the formulation of any targeted tax strategy. For more information regarding specific personal or corporate tax matters, including, but not limited to, personal tax implications relating to specific portfolio transactions, please consult a qualified tax professional.

1 See slide 14 of Magellan Investor Presentation titled “Overview of Magellan Midstream”, dated June 2023.

2 EIP assumed that the “< 5 Years” trade group, which represents 66% of total units, sold their units ratably over the first five years. For the other two older trade groups we assumed they held their units indefinitely.

3 The ~$5/unit of reduced OKE dividends relative to Stand Alone MMP is the present value of the $6.33/unit of “Loss of After-Tax Dividend Income” listed in Table 1, using with a 10% discount rate.

4 The assumptions used by EIP in this analysis are available upon request.

5 For our analysis of the S-4, EIP calculated distributable cash flow (DCF) using the S-4 projection of Free Cash Flow + Capital Expenditures - Bloomberg Consensus estimates for maintenance capex.

6 See Magellan investor presentation titled “Corporate Conversion Analysis”, dated Feb. 2, 2021.

7 Page 59 of preliminary Form S-4 filed with the Securities & Exchange Commission on June 20, 2023.

8 Magellan investor presentation titled “2022 Analyst Day Houston, Texas, March 29, 2022”.

9 JP Morgan Energy, Power, and Renewables Conference transcript, June 21, 2023.

10 IEA (2023), Oil Market Report - June 2023, IEA, Paris https://www.iea.org/reports/oil-market-report-june-2023.

CONTACT: Investor Relations, 203-349-8232 or ir@eipinvestments.com